Filed pursuant to Rule 433
Dated June 8, 2026
Relating to
Preliminary Pricing Supplement No. 16,507 dated June 8, 2026 to
Registration Statement No. 333-293641
Global Medium-Term Notes, Series J
Euro Fixed/Floating Rate Senior Registered Notes Due 2030

Issuer:	Morgan Stanley
Principal Amount:	€1,500,000,000
Maturity Date:	June 11, 2030
Trade Date:	June 8, 2026
Original Issue Date (Settlement):	June 11, 2026 (T+3)
Interest Accrual Date:	June 11, 2026
Issue Price (Price to Public):	100.000%
Agents’ Commission:	0.250%
All-in Price:	99.750%
Net Proceeds to Issuer:	€1,496,250,000
Fixed Rate Period:	From and including the Original Issue Date to but excluding June 11, 2029
Floating Rate Period:	From and including June 11, 2029 to but excluding the Maturity Date
Interest Rate:
During the Fixed Rate Period, 3.485% per annum; during the Floating Rate Period, the Base Rate plus 0.699% (to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding each Interest Reset Date)

Base Rate:	EURIBOR
Spread (plus or minus):	Plus 0.699%
Index Maturity:	Three months
Interest Reset Dates:	Each Interest Payment Date commencing June 11, 2029, provided that the June 11, 2029 Interest Reset Date shall not be adjusted for a non-Business Day
Interest Reset Period:	Quarterly
Interest Payment Periods:	During the Fixed Rate Period, annual; during the Floating Rate Period, quarterly
Interest Payment Dates:
With respect to the Fixed Rate Period, each June 11, commencing June 11, 2027 to and including June 11, 2029; with respect to the Floating Rate Period, each March 11, June 11, September 11 and December 11, commencing September 11, 2029 to and including the Maturity Date

Day Count Convention:	During the Fixed Rate Period, Actual/Actual (ICMA); during the Floating Rate Period, Actual/360
Optional Redemption:
Optional Make-Whole Redemption, on or after December 14, 2026 and prior to June 11, 2029, in whole at any time or in part from time to time, as described in the below-referenced pricing supplement (spread to reinvestment rate: plus 15 basis points).
In addition, the Issuer may, at its option, redeem the notes, (i) in whole but not in part, on June 11, 2029, or (ii) in whole at any time or in part from time to time, on or after May 11, 2030, on at least 3 business days’ but not more than 60 calendar days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Euro (“€”)
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Business Days:	London, TARGET Settlement Day and New York
Listing:
Application will be made for listing on the Official List of the Financial Conduct Authority and for admission to trading on the London Stock Exchange’s Main Market after the Original Issue Date.  No assurance can be given that such applications will be granted.

ISIN:	XS3407449779
Common Code:	340744977
Form:	Registered; issued under the New Safekeeping Structure (intended to be held in a manner which would allow Eurosystem eligibility)
Issuer Ratings*:	A1 (Moody’s) / A- (Standard & Poor’s) / A+ (Fitch) / A+ (R&I) / AA (low) (DBRS) (Stable / Stable / Stable / Stable / Stable)
Agents:
Morgan Stanley & Co. International plc (“MSIP”) and such other agents as shall be named in the pricing supplement.  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

No PRIIPs KID:	No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.
UK MiFIR professionals/ECPs-only / No UK CCI Regulations product summary:
Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).  No UK product summary under the FCA Product Disclosure Sourcebook has been prepared as the notes are not available to retail investors in the UK.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

None of this communication, the prospectus, the prospectus supplement or the preliminary pricing supplement is a prospectus for the purposes of Regulation (EU) 2017/1129, as amended.

Preliminary Pricing Supplement No. 16,507 dated June 8, 2026
Prospectus Supplement dated April 8, 2026
Prospectus dated April 8, 2026